Exhibit (a)(15)

Investor communication

 Since ASE successfully obtained 24.99% equity stake in SPIL on Oct 1, 2015, SPIL has adopted a highly defensive posture, including continuous hostility by SPIL management, unsubstantiated accusations against ASE, and a highly dilutive proposal, leaving ASE with no option but to proceed with the two - step acquisition proposal in order to protect ALL shareholders against any future defensive moves by SPIL  ASE's two - step acquisition would bring an immediate cash premium to SPIL shareholders • Step 1 : All cash offer for 24.71% of the outstanding common shares of SPIL not owned by ASE for NT$55 per common share and NT$275 per ADS. ASE’s stake in SPIL would reach 49.71% post the tender offer without dilution to SPIL shareholders • Step 2 : Subject to the terms and conditions below, ASE would proceed with the 100% ALL CASH acquisition of SPIL pursuant to the Taiwan Business Mergers And Acquisitions Act 1) Price: NT$55 per common share and NT$275 per ADS 2) Acquisition amount and legal entity name: all shares of SPIL not otherwise owned by ASE. If the share exchange transaction is consummated, SPIL will become a wholly - owned subsidiary of ASE. ASE will maintain SPIL’s separate legal entity status and retain SPIL’s legal entity name 3) All directors and management of SPIL will be retained and their current compensation and benefits maintained 4) SPIL’s current employee policies will be observed and all SPIL employees will be retained to ensure the protection of their labor rights 5) SPIL must terminate or cancel its share placement agreement with the Third Party (“Third Party Deal”) in accordance with its terms or applicable laws (and terminate any other transaction that will dilute SPIL’s shares or other similar transactions ) • The price represents a 20.9% premium over the closing price of SPIL common shares on December 11, 2015, the date SPIL announced the Third Party Deal, and a 27.9% premium over the average closing price of SPIL common shares for the 60 - business day period ending December 11, 2015 1 ASE contemplates a compelling two - step acquisition of SPIL 1 2

SPIL has been taking multiple defensive actions that are dilutive and at odds with corporate governance best practices

3 SPIL management continues to act at odds with corporate governance best practices and with **total disregard for shareholder value**

- SPIL has declined multiple friendly attempts by ASE, the single largest shareholder in the company, to meet and discuss cooperation opportunities that would benefit shareholders of both companies
- SPIL commenced baseless litigation against ASE using company funds
- SPIL's employees organized a 3,000-person protest on November 14, 2015 which used negative terms to describe ASE's management and was intended to stir up public hostility towards ASE. SPIL's management has at no point refuted such actions or statements made by its employees
- SPIL has resolved and funded the investment in Yann Yuan Investment Co., Ltd. (1) for the purpose of defending against ASE. The legitimate corporate purpose is questionable, and such actions would appear to be designed to disenfranchise the shareholders of SPIL for the benefit of incumbent management
- The Third Party Deal announced on Dec 11, 2015 represents **another** attempt by the SPIL Board (following a similar unsuccessful attempt made by the SPIL Board with another third party in August 2015) to introduce a major shareholder through a defensive measure that is dilutive and provides **NO VALUE** to SPIL shareholders

4 SPIL's Third Party Deal is **another defensive move** against ASE that leads to **dilution for ALL SPIL shareholders**

- The Third Party will be issued new common shares equivalent to 24.9% of SPIL's pro forma shares outstanding
- Immediate EPS dilution of 24.9% is expected due to the issuance of new shares to the Third Party
- EPS dilution is expected in the next two years per SPIL's public statement
- Expected benefits to shareholders are unclear, with no quantifiable synergies
- No guarantee of the additional revenue contribution mentioned

(1) A private company resident in Taiwan with funding from SPIL's related parties including United Microelectronics Corporation, Unimicron Technology Corp, King Yuan Electronics Corp and Sigurd Microelectronics Corporation

2

 SPIL previously proposed to raise unnecessary capital to add capacity that will create further uncertainties in its business outlook • With the proceeds from the Third Party Deal, SPIL will raise its CAPEX to NT$20.0bn from NT$13.95bn (which was approved by SPIL Board on Dec 14, 2015, 3 days after the Third Party Deal announcement) • The claimed use of proceeds for CAPEX would threaten CAPEX discipline and stimulate more aggressive spending in the already weak back - end space • Evidence that SPIL is raising unnecessary capital: − SPIL has enough cash flow (NT$22.4bn cash as of Sep 2015 and NT$27.2bn EBITDA for the last - twelve - months as of Sep 2015) to support the stated enlarged CAPEX of NT$20.0bn − On Dec 14, 2015, the SPIL Board approved 2016 CAPEX of NT$13.95bn, evidence that SPIL’s anticipated CAPEX is lower than NT$20.0bn • The stated CAPEX increase (43.4% above the level approved by SPIL Board) in the current weak industry environment is [suspected] to justify the use of proceeds for the Third Party Deal 3 SPIL has been taking multiple defensive actions that are dilutive and at odds with corporate governance best practices (cont’d) 5 (1) EPS dilution of 24.9% does not take into account the potential P&L impact of cash proceeds from the Third Party Deal

 The Third Party has announced investments in multiple companies in the same sector (1) as SPIL • Uncertainty as to which company the Third Party will ultimately provide support to • Without strategic support from the Third Party, the Third Party Deal will likely be detrimental to shareholder value • The Third Party Deal is subject to approval from Taiwan regulators: − On Dec 11, 2015, Investment Commission (“IC”) has indicated that: − It would review multiple investments by the Third Party in one - go − The collective review period is expected to last longer than the single case review process − The possibility for IC to approve all three investments is very low − On Dec 18, 2015, the Legislative Yuan resolved that: − The semiconductor design sector is currently NOT allowed for PRC investment − The Ministry of Economic Affairs (“MOEA”) and relevant authorities will conduct strict review on overall semiconductor investment, and is required to render specific reports to the Legislative Yuan − MOEA/IC cannot grant any approval until the Legislative Yuan has completed its evaluation − Specifically regarding the multiple investments by the Third Party, MOEA and relevant authorities will follow the above mentioned review procedure with high scrutiny. No approval will be granted until such review procedure is completed There is uncertainty over the Third Party Deal 6 (1) Including the acquisition of 24.9% equity stake in Siliconware Precision Industries Co., Ltd . (SPIL) at NT$56.82 billion announced in December 2015 , the acquisition of 25.03% equity stake in ChipMOS Technologies Inc. at NT$11.97 billion announced in December 2015, and the acquisition of 25% equity stake in PowerTech Technology Inc. at NT$19.48 billion announced in October 2015 4

 Subject to the above terms and conditions being met, ASE, after Oct 1, 2016, intends to proceed with the 100% all cash acquisition of SPIL pursuant to the Taiwan Business Mergers And Acquisitions Act as follows: • Step 1: ASE, in its capacity as the largest shareholder of SPIL, will propose to SPIL’s Board, [and/or] call for Shareholders Meeting for the reelection of SPIL’s Board, and obtain over a majority of seats on the SPIL Board • Step 2 : After ASE obtains over a majority of seats on the SPIL Board, ASE and SPIL will call for board m eeting to approve the 100 % cash acquisition ( at NT$55 per common share and SPIL ADSs for NT$275 per ADS) pursuant to Section 29 under the Taiwan Business Mergers and Acquisitions Act • Step 3 : ASE and SPIL will then call for Shareholders Meeting to approve the 100 % cash acquisition pursuant to Section 29 of the Taiwan Business Mergers and Acquisitions Act Next step post the 24.71% tender offer 7 5

 The aggregate market share of ASE and SPIL is only 14.9% in the global market • The global market, instead of a specific national or regional market, should be used as basis for analysis in the proposed merger of ASE and SPIL • Even if the relevant market were narrowly and incorrectly defined as the specific national market , the aggregate market share of ASE and SPIL is 33.6 % in Taiwan and 27.8% in Mainland China, far below the extremely high alleged market shares in Taiwan and Mainland China as claimed by certain industry outsiders • The competition from integrated device manufacturers (“IDMs ”) with outsourced semiconductor assembly and testing (OSAT) companies is an integral feature of the competitive landscape that SPIL misleadingly ignores • An authoritative U.S. economist, Dr. Mark A. Israel, has clearly affirmed, through empirical analysis in his expert report on the proposed merger, that : the relevant geographical market of this case should be the global market, and the relevant antitrust market should include OSATs and IDMs. In addition, the market share of ASE and SPIL is low, which means that the possibility of the proposed merger resulting in market power is very low • The HHI, which indicates the concentration level after the proposed merger, is below 618 and is far below 1500, and therefore, the proposed merger should not cause anticompetitive effects according to the U.S. Horizontal Merger Guidelines 6 Anti - trust considerations 8

 ASE tender offer: • Closing conditions of ASE tender offer are: 1) M inimum number of 155,818,056 common shares are tendered (not including ADS, representing 5 % of SPIL’s total issued and outstanding shares ) 2) Approval from Taiwan Fair Trade Commission • Officially launched on Dec 29, 2015, and expires on Mar 17, 2016 (tender offer was extended by 30 days to allow longer review period for Taiwan Fair Trade Commission approval) Expected transaction timetable 9 7

Additional Information

This communication is for informational purposes only and does not constitute either an offer to purchase or a solicitation of an offer to sell securities of SPIL. ASE filed a tender offer statement on Schedule TO with the Securities and Exchange Commission ("SEC") on December 29, 2015 (as from time to time amended and supplemented, the "Schedule TO"). The offer to purchase common shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended, which defines a U.S. holder as "any security holder resident in the United States") and ADSs is only being made pursuant to the offer to purchase, the ADS letter of transmittal, the common share form of acceptance and related materials filed with the SEC by ASE as a part of its Schedule TO. Investors and security holders are urged to read the Schedule TO (including the offer to purchase, the ADS letter of transmittal, the common share form of acceptance and related materials), as it may be amended from time to time, because it contains important information about the tender offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to MacKenzie Partners, Inc., the U.S. Information Agent for the US Offer, at +1 (800) 322-2885 (for holders in the U.S. and Canada) or +1 (212) 929-5500 (for holders in other countries). Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.

Safe Harbor Notice

This communication contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. The words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this communication. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People's Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

8